UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

ARCHIMEDES TECH SPAC PARTNERS CO
(Name of Issuer)

Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

             039562 103
(CUSIP Number)

          December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Archimedes Tech SPAC Sponsors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 3,599,500
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,599,500
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.61%
12	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Stephen N. Cannon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 3,599,500
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,599,500
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.61%
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:	Archimedes Tech SPAC Partners Co, a corporation organized under the laws of the State of Delaware (the “Company”)

(b)	Address of Issuer's Principal Executive Offices: 2093 Philadelphia Pike #1968 Claymont, DE 19703.

Item 2.

(a)	Name of Person Filing:	Archimedes Tech SPAC Sponsors LLC and Stephen N. Cannon. Stephen N. Cannon is the sole manager of Archimedes Tech SPAC Sponsors LLC.

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity and individual is:

c/o Archimedes Tech SPAC Partners Co.

2093 Philadelphia Pike #1968

Claymont, DE 19703

(c)	Citizenship:	Archimedes Tech SPAC Sponsors LLC – Delaware Stephen N. Cannon – United States

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 039562 103

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 3,599,500

(b)	Percent of Class:

Archimedes Tech SPAC Sponsors LLC beneficially own 3,599,500 shares of Common Stock and Mr. Cannon is the sole managing member of Archimedes Tech SPAC Sponsors LLC. Mr. Cannon disclaims beneficial ownership of the reported shares other than to the extent of his ultimate pecuniary interest therein. These shares account for 20.61% of the 17,461,000 shares of Common Stock outstanding as of January 10, 2022, as disclosed in the Company’s amended Form 10-Q filed with the SEC on January 10, 2022. Such amount does not include warrants that become exercisable for shares of Common Stock at the closing of the Company’s initial business combination.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Archimedes Tech SPAC Sponsors LLC – 3,599,500 shares

Stephen N. Cannon - 3,599,500 shares

(ii)	shared power to vote or to direct the vote:

Archimedes Tech SPAC Sponsors LLC – 0 shares

Stephen N. Cannon - 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Archimedes Tech SPAC Sponsors LLC – 3,599,500 shares

Stephen N. Cannon - 3,599,500 shares

(iv)	shared power to dispose or to direct the disposition of:

Archimedes Tech SPAC Sponsors LLC – 0 shares

Stephen N. Cannon - 0 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

ARCHIMEDES TECH SPAC SPONSORS LLC

By:	/s/ Stephen N. Cannon
Name: Stephen N. Cannon
Title: Authorized Signatory

/s/ Stephen N. Cannon
Stephen N. Cannon